SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of October, 2004

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile (“the Bank”) in local newspapers on October 29, 2004, regarding its Consolidated Financial Statements as of September 30, 2004 and 2003.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of September 30, 2004 and 2003

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

	2004	2003
ASSETS
	MCh$	MCh$

	718,299.2	744,353.2
CASH AND DUE FROM BANKS

LOANS:
Commercial loans	2,681,307.4	2,671,110.8
Foreign trade loans	642,261.1	629,624.2
Consumer loans	676,868.9	557,536.3
Mortgage loans	937,144.1	1,172,596.4
Leasing contracts	328,943.0	272,007.0
Contingent loans	507,341.9	405,160.7
Other outstanding loans	734,343.6	383,422.7
Past due loans	97,335.1	126,116.2

Total loans	6,605,545.1	6,217,574.3
Allowance for loan losses	(163,052.0)	(182,290.6)

Total loans, net	6,442,493.1	6,035,283.7

OTHER LOANS:
Interbank loans	40,434.6	30,190.9
Investments purchased under agreements to resell	42,715.8	15,548.7

Total other loans	83,150.4	45,739.6

INVESTMENTS:
Government securities	1,036,495.0	1,134,518.0
Other financial investments	269,057.1	419,096.2
Investment collateral under agreements to repurchase	440,522.1	302,382.6
Assets held for leasing	25,748.5	16,304.8
Assets received in lieu of payment	16,353.0	17,373.7
Other non financial investments	2.2	2.2

Total investments	1,788,177.9	1,889,677.5

OTHER ASSETS	429,707.1	224,662.7

FIXED ASSETS:
Bank premises and equipment, net	131,610.6	131,680.8
Investments in other companies	5,497.8	3,575.3

Total fixed assets	137,108.4	135,256.1

Total assets	9,598,936.1	9,074,972.8

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS´ EQUITY	2004	2003
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,299,125.5	1,132,103.0
Time deposits	3,744,120.4	3,736,797.4
Other demand and time deposits	707,569.9	644,176.6
Securities sold under agreements to repurchase	451,554.5	310,780.6
Mortgage finance bonds	906,987.5	1,047,010.4
Contingent liabilities	510,076.8	405,575.3

Total deposits and other liabilities	7,619,434.6	7,276,443.3

BONDS ISSUED:
Bonds	179,035.0	3,826.8
Subordinated bonds	267,178.0	278,592.8

Total bonds issued	446,213.0	282,419.6

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	2,125.3	3,186.0
Other Central Bank borrowings	501.9	—
Borrowings from domestic financial institutions	48,086.4	63,885.8
Foreign borrowings	445,646.9	591,758.3
Other liabilities	46,253.2	39,953.8

Total borrowings from financial institutions and Central Bank	542,613.7	698,783.9

OTHER LIABILITIES	347,656.3	135,532.2

Total liabilities	8,955,917.6	8,393,179.0

MINORITY INTEREST	1.0	4.5

SHAREHOLDERS´ EQUITY:
Capital and reserves	517,426.5	571,354,6
Other equity accounts	3,933.2	5,775.9
Net income for the period	121,657.8	104,658.8

Total shareholders’ equity	643,017.5	681,789.3

Total liabilities and shareholders´ equity	9,598,936.1	9,074,972.8

	2004	2003
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	416,337.2	373,631.9
Gains from trading activities	18,807.8	20,282.2
Income from fees and other services	105,621.9	89,337.9
Gains from foreign exchange transactions	—	33,619.2
Other operating income	15,444.1	9,683.1

Total operating revenues	556,211.0	526,554.3
Less:
Interest expense	(157,322.9)	(166,797.8)
Losses from trading activities	(14,595.6)	(10,588.2)
Expenses from fees and other services	(20,159.4)	(17,826.3)
Losses from foreign exchange transactions	(6,471.4)	—
Other operating expenses	(9,196.7)	(10,731.4)

Gross margin	348,465.0	320,610.6
Personnel salaries and expenses	(96,467.0)	(90,395.3)
Administrative and other expenses	(62,165.0)	(61,928.3)
Depreciation and amortization	(12,623.4)	(14,750.7)

Net margin	(177,209.6)	153,536.3
Provision for loan losses	(28,597.4)	(27,576.4)

Total operating income	148,612.2	125,959.9

NON OPERATING RESULTS:
Non operating income	4,122.2	3,958.3
Non operating expenses	(9,995.5)	(7,603.4)
Equity participation in net income (loss) in investments in other companies	538.3	(2,092.5)
Net loss from price-level restatement	(5,572.1)	(4,721.5)

Income before income taxes	137,705.1	115,500.8
Income taxes	(16,046.5)	(10,840.7)

Income after income taxes	121,658.6	104,660.1
Minority interest	(0.8)	(1.3)

Net income for the period	121,657.8	104,658.8

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004

Banco de Chile

By:	/S/ Pablo Granifo L.
Pablo Granifo Lavín Chief Executive Officer